SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                          INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 7)

                       America Online Latin America, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                    02365B100
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                             Paul T. Cappuccio, Esq.
                  Executive Vice President and General Counsel
                              AOL Time Warner Inc.
                              75 Rockefeller Plaza
                            New York, New York 10019
                                 (212) 484-8000

                                    Copy to:

                              Peter S. Malloy, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2002
--------------------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

CUSIP No. 02365B100                                                 Page 2 of 20

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


                   AOL Time Warner Inc.            13-4099534
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a) [x]
                                   (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY:
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS:


                   WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                    |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:


                   Delaware
--------- ----------------------------------------------------------------------
-------------------- ---------- ------------------------------------------------
  NUMBER OF    7        SOLE VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              25,356,365 (1)
    EACH             ---------- ------------------------------------------------
  REPORTING          ---------- ------------------------------------------------
 PERSON WITH   8        SHARED VOTING POWER


                        136,551,706 (2)
                     ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
               9        SOLE DISPOSITIVE POWER


                        25,356,365
                     ---------- ------------------------------------------------
                     ---------- ------------------------------------------------
               10       SHARED DISPOSITIVE POWER


                        136,851,706 (3)
-------------------- ---------- ------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


                  162,208,071
--------- ----------------------------------------------------------------------

------------------------------
1 Represents 19,674,390 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of America Online Latin America, Inc. ("AOL-LA") into which (ultimately) the $71,300,000 11% senior convertible notes owned by AOL Time Warner Inc. ("AOL Time Warner"), are immediately convertible at an initial conversion price of $3.624 plus 5,681,975 shares of Class A Common Stock into which (ultimately) 5,681,975 shares of Series B Redeemable Convertible Preferred Stock owned by AOL Time Warner are immediately convertible on a one-for-one basis.

2 Calculated pursuant to Rule 13d-3, includes (i) 4,000,000 shares of Class A Common Stock owned by America Online, Inc. ("AOL"), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

3    Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 300,000 shares of Class A Common Stock issuable upon exercise of certain employee options issued by AOL-LA.





CUSIP No. 02365B100                                                 Page 3 of 20

--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN SHARES:  [x]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):


                   72.0% (4)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:


                   HC, CO
--------- ----------------------------------------------------------------------

------------------------------
4 For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 67,070,065 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL) as of August 9, 2002 as reported in AOL-LA's Quarterly Report on Form 10-Q filed by AOL-LA on August 14, 2002, (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant, (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options, (v) 19,674,390 shares of Class A Common Stock issuable upon conversion of AOL Time Warner's $71,300,000 11% senior convertible notes and (vi) 5,681,975 shares of Class A Common Stock into which (ultimately) 5,681,975 shares of Series B Redeemable Convertible Preferred Stock owned by AOL Time Warner are immediately convertible on a one-for-one basis.

CUSIP No. 02365B100                                                 Page 4 of 20

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):


                   America Online, Inc.                      54-1322110
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                   (a) [x]
                                   (b) [ ]
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3         SEC USE ONLY:


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS:


                   Not Applicable
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                              [ ]


--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:


                   Delaware
--------- ----------------------------------------------------------------------
-------------------- -------- --------------------------------------------------
  NUMBER OF    7        SOLE VOTING POWER
   SHARES
 BENEFICIALLY                   0
  OWNED BY
    EACH             -------- --------------------------------------------------
  REPORTING          -------- --------------------------------------------------
 PERSON WITH   8        SHARED VOTING POWER


                                136,551,706 (1)
                     -------- --------------------------------------------------
                     -------- --------------------------------------------------
               9        SOLE DISPOSITIVE POWER


                                0
                     -------- --------------------------------------------------
                     -------- --------------------------------------------------
               10       SHARED DISPOSITIVE POWER


                                136,851,706 (2)
-------------------- -------- --------------------------------------------------
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:


                   136,851,706
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                [ x ]

--------- ----------------------------------------------------------------------

------------------------------
1 Calculated pursuant to Rule 13d-3, includes (i) 4,000,000 shares of Class A Common Stock owned by AOL, (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis and (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant.

2    Calculated  pursuant  to  Rule  13d-3,   includes  the  136,551,706  shares
     described in number 8 above plus 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                 Page 5 of 20

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                    68.5%(3)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:


                   CO
--------- ----------------------------------------------------------------------

-----------------------------
3 For purposes of beneficial ownership calculation under Rule 13d-3, the number of outstanding shares includes: (i) the 67,070,065 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable (ultimately) upon exercise of AOL's immediately exercisable warrant and
     (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                 Page 6 of 20



     AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly-owned subsidiary, America Online, Inc., a Delaware corporation ("AOL") (collectively, the "Reporting Persons"), hereby file this Amendment No. 7 ("Amendment No. 7") to amend and supplement the statement on Schedule 13D originally filed on August 22, 2000 and amended on January 22, 2001 and February 27, 2001, further amended and restated in its entirety on April 13, 2001 and further amended on April 5, 2002 ("Amendment No. 4"), June 17, 2002 and August 29, 2002 ("Amendment No. 6") (as previously so amended, the "Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as
Exhibit 13 to Amendment No. 4, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

     Unless otherwise expressly set forth herein, capitalized terms not defined in this Amendment No. 7 have the meanings given to such terms in the Statement.

Item 1. Security and Issuer

     This Amendment No. 7 relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Statement is hereby amended by adding the following as the last paragraph thereof:

     In accordance with the terms of the Tranche Notes (as defined in Item 5), on September 30, 2002, AOL-LA issued 5,681,971 shares of Series B Preferred Stock to AOL Time Warner as payment of interest due as of such date on $71,300,000 aggregate principal amount of AOL-LA's 11% Senior Convertible Notes due 2007 held by AOL Time Warner.

Item 4. Purpose of Transaction

     Item 4 of the Statement is hereby amended by deleting the last four paragraphs thereof and adding the following in lieu thereof:

     AOL has entered into a Preferred Stock Conversion Agreement with each of ODC and AOL-LA, dated as of October 3, 2002 (as amended from time to time, the "Conversion Agreement"), pursuant to which AOL and ODC are obligated to convert a certain number of their shares of Series B Preferred Stock and Series C
Preferred Stock, as applicable, into shares of Class A Common Stock on a one-for-one basis, subject to certain conditions described below (the "Proposed Conversion"). The Conversion Agreement is attached hereto as Exhibit 17.

     The purpose of the Conversion Agreement and the Proposed Conversion is to facilitate the continued listing of AOL-LA's Class A Common Stock on the Nasdaq SmallCap

CUSIP No. 02365B100                                                 Page 7 of 20


Market (the "SmallCap  Market").  On July 29, 2002, the staff of Nasdaq
(the "Staff") informed AOL-LA that the market value of its Class A Common Stock had been below $35,000,000, the minimum amount required for continued listing by NASDAQ Marketplace Rule 4310(c)(2)(B)(ii) (the "Rule"). Pursuant to a letter dated September 4, 2002, AOL-LA requested an oral hearing before a panel designated by the Board of Directors of the NASDAQ Stock Market, Inc. (the "Listing Qualifications Panel") with respect to the continued listing of the Class A Common Stock on the SmallCap Market. Such request stayed the pending delisting of the Class A Common Stock. At the hearing before the Listing Qualifications Panel, AOL-LA submitted the Proposed Conversion and the Conversion Agreement as a plan for achieving compliance with the Rule.

     In order to cure AOL-LA's non-compliance with the Rule, AOL-LA's Class A Common Stock must have a market value of at least $35,000,000 for ten consecutive trading days on or before a date specified by the Listing Qualifications Panel. Pursuant to the terms of the Conversion Agreement (as further described in Item 6), if the closing bid price of the Class A Common Stock on the SmallCap Market is at or above $0.19 on the date on which the Listing Qualifications Panel renders its decision to permit the continued listing of AOL-LA on the SmallCap Market (the "Panel Decision Date"), then AOL and ODC will be obligated to convert a number of shares of Series B Preferred Stock and Series C Preferred Stock, as applicable, into Class A Common Stock as follows: (1) if the closing bid price is at least $0.21 on the Panel Decision Date, the number of shares of Series B Preferred Stock and Series C Preferred Stock to be converted on the Panel Decision Date will be equal to the number of shares of Class A Common Stock required for the market value of all outstanding shares of Class A Common Stock after giving effect to the conversion to be equal to $40,000,000 or (2) if the closing bid price is below $0.21 but equal to or above $0.19, the number of shares of Series B Preferred Stock and Series C Preferred Stock to be converted on the Panel Decision Date will be that number which, after giving effect to the conversion, will cause the number of outstanding shares of Class A Common Stock to equal 190,476,190. The Proposed Conversion will be effected on a pro rata basis based on the total number of outstanding shares of B Stock, C Stock and Class A Common Stock held by each of AOL (including its wholly-owned affiliates and employees) and ODC (including its wholly-owned affiliates, employees and Gustavo A. Cisneros, Ricardo J. Cisneros and/or their lineal descendents, and/or any trusts for the benefit of such persons) as of October 3, 2002. In no event, however, will the number of shares of Series B Preferred Stock and Series C Preferred Stock converted into Class A Common Stock pursuant to the Conversion Agreement reduce either AOL's ownership of Series B Preferred Stock or ODC's ownership of Series C Preferred Stock to less than 57,360,818 shares and 52,339,482 shares, respectively. The Proposed Conversion, if consummated, will therefore not cause either AOL or ODC to lose their respective rights as holders of B Stock and C Stock as set forth in the Charter.

     If the decision issued by the Listing Qualifications Panel on the Panel Decision Date to permit the continued listing of the Class A Common Stock is subject to any conditions other than that (i) the Proposed Conversion under the terms of the Conversion Agreement shall occur and/or (ii) the Class A Common Stock shall meet the $35,000,000 market value of listed securities test in accordance with the Rule for ten consecutive trading days on or before a date specified (a "Conditional Decision"), then the terms of such Conditional Decision must be accepted in writing by each of AOL and ODC within five business days following the Panel Decision Date (such date, the "Deferred Conversion Date"). In the event that each of AOL and ODC accept such conditions, they will be obligated to effect the Proposed Conversion pursuant to terms of the Conversion Agreement on the Deferred Conversion Date, subject to, among other

CUSIP No. 02365B100                                                 Page 8 of 20



things, the conditions that (i) the closing bid price of the Class A Common Stock is equal to or above $0.19 and (ii) the conversion on such date shall cause the market value of the outstanding Class A Common Stock, after giving effect to such conversion, to equal or exceed $35,000,000.

     Also in connection with the Conversion Agreement, AOL Time Warner, AOL and ODC have entered into a certain Conversion Voting Agreement (described in Item
6), pursuant to which each party thereto agreed to vote in favor of the Conversion Charter Amendment (described in Item 6) in the event that the Proposed Conversion is consummated.

     The Reporting Persons intend to review their investment in AOL-LA on a continuing basis and, subject to the limitations set forth in the Second Amended and Restated Stockholders' Agreement, reserve the right to (i) acquire additional securities of and increase their level of investment and control in AOL-LA, through acquisitions in the open market or in privately negotiated transactions with AOL-LA or third parties or otherwise, (ii) maintain their holdings at current levels or (iii) sell or otherwise dispose of all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise or reduce their level of investment or control in AOL-LA. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of AOL-LA's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board and controlling stockholders of AOL-LA; and other future developments.

     As part of their ongoing review, the Reporting Persons may have additional discussions with third parties, including other stockholders, or with the board of directors or management of AOL-LA regarding the foregoing.

     Except as set forth elsewhere in this Amendment No. 7, neither AOL Time Warner nor AOL has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although AOL Time Warner and AOL do not rule out the possibility of effecting or seeking to effect any such actions in the future.

     References to, and descriptions of, the Second Amended and Restated Stockholders' Agreement, the Note Purchase Agreement, the Initial Notes, the PIK Notes, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Voting Agreements, the Conversion Agreement, the Conversion Voting Agreement and the Conversion Charter Amendment are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4, Amendment No. 6 and Amendment No. 7, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Statement is hereby amended and restated to read in its entirety as follows:

     The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

CUSIP No. 02365B100                                                 Page 9 of 20


     As of August 9, 2002, as reported in AOL-LA's Quarterly Report on Form 10-Q filed by AOL-LA on August 14, 2002, there were 67,070,065 shares of Class A Common Stock outstanding. No shares of AOL-LA's Class B Common Stock or Class C Common Stock were outstanding. For purposes of Rule 13d-3 under the Exchange Act, the Class A Common Stock issuable, directly or indirectly, upon conversion of the Series B Preferred Stock currently held by AOL, upon exercise of the AOL Warrant, and upon exercise by the Employees (defined below) of their options,
(i) with respect to percentage ownership calculations made herein for AOL, increase the number of Class A Common Stock outstanding to 199,921,7711 and (ii) together with the 25,356,365 shares of Class A Common Stock issuable, directly or indirectly, upon conversion of (x) the First Tranche Notes, the Second Tranche Notes, the Third Tranche Notes, the Fourth Tranche Notes and the Fifth Tranche Notes (collectively, the "Tranche Notes") and (y) the 5,681,975 shares of Series B Preferred Stock issued to AOL Time Warner by AOL-LA as payment of interest due on the Tranche Notes as of September 30, 2002, with respect to percentage ownership calculations made herein for AOL Time Warner, increase the number of Class A Common Stock outstanding to 225,278,136.

     As of the date hereof, the Reporting Persons (i) beneficially own 4,000,000 shares of Class A Common Stock held by AOL and (ii) pursuant to Rule 13d-3(a) promulgated under the Exchange Act, may be deemed to beneficially own an additional 132,551,706 shares of Class A Common Stock, which are issuable upon conversion, directly or indirectly, of all of the shares of Series B Preferred Stock held by AOL and upon exercise of the AOL Warrant. Shares of Series B Preferred Stock are convertible into shares of Class B Common Stock at any time, initially on a one share-for-one share basis, and such Class B Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis.

     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, the Reporting Persons may also be deemed to beneficially own options to purchase an aggregate of 300,000 shares of Class A Common Stock. As stated in Item 6 below, upon the consummation of AOL-LA's initial public offering, Michael Lynton, J. Michael Kelly, and Gerald Sokol, Jr., employees of AOL or AOL Time Warner, were each granted an option to purchase 60,000 shares of Class A Common Stock. Janice Brandt and Joseph Ripp, employees of AOL (each an "employee" and along with Messrs. Lynton, Kelly and Sokol, the "Employees"), were each granted an option to purchase 60,000 shares of Class A Common Stock in connection with their appointment to the board of directors of AOL-LA. Under the Reporting Persons' conflicts of interest standards, each such Employee must transfer the economic benefit of his or her options to AOL Time Warner or AOL, as applicable. Although each such Employee is the record holder of the option, AOL and AOL Time Warner hold or share the disposition power with respect to all of the shares of Class A Common Stock underlying the options. The filing of Amendments to the Statement, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) of the Exchange Act and Regulation 13D-G promulgated thereunder that any of such Employees is the beneficial owner of any securities of AOL-LA other than the options and shares of Class A Common Stock underlying the options issued to such Employee.


---------------------------
1 Includes (i) the 67,070,065 shares of Class A Common Stock outstanding (including 4,000,000 shares of Class A Common Stock owned by AOL), (ii) 116,010,456 shares of Class A Common Stock into which (ultimately) 116,010,456 shares of Series B Redeemable Convertible Preferred Stock owned by AOL are immediately convertible on a one-for-one basis, (iii) 16,541,250 shares of Class A Common Stock issuable upon exercise of AOL's immediately exercisable warrant and (iv) 300,000 shares of Class A Common Stock issuable upon exercise of certain AOL-LA employee options.

CUSIP No. 02365B100                                                Page 10 of 20


     Pursuant to Rule 13d-3(a) promulgated under the Exchange Act, AOL Time Warner may also be deemed to beneficially own an additional 25,356,365 shares of Class A Common Stock which are issuable upon conversion, directly or indirectly, of: (i) the Tranche Notes at the conversion price of $3.624 per share, as the same may be adjusted in accordance with the terms of the Tranche Notes and (ii) the shares of Series B Preferred Stock issued to AOL Time Warner by AOL-LA as payment of interest due on the Tranche Notes as of September 30, 2002. As further described in Item 6, the Tranche Notes are convertible at any time into Applicable Shares (as defined in Item 6 of the Statement), which may be shares of Series B Preferred Stock or Class A Common Stock, in any case at a conversion price of $3.624 per share.

     AOL and AOL Time Warner have shared power to vote and dispose of 4,000,000 shares of Class A Common Stock held by AOL, the 116,010,456 shares of Class A Common Stock issuable upon conversion, directly or indirectly, of all of the Series B Preferred Stock held by AOL, and 16,541,250 shares of Class A Common Stock issuable upon exercise of the AOL Warrant. AOL and AOL Time Warner share the power to dispose of the 300,000 shares of Class A Common Stock issuable upon exercise of the stock options that were granted to the Employees. AOL Time Warner has sole power to vote and dispose of the 25,356,365 shares of Class A Common Stock that are issuable upon conversion, directly or indirectly, of both the Tranche Notes acquired by AOL Time Warner pursuant to the Note Purchase Agreement and the shares of Series B Preferred Stock issued to AOL Time Warner as payment of interest due on the Tranche Notes as of September 30, 2002.

     Consequently, under Rule 13d-3(a), upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant and the exercise of the stock options granted to the Employees, AOL would beneficially own 136,851,706 shares of Class A Common Stock in the aggregate, or approximately 68.5% of the shares of Class A Common Stock currently outstanding. Upon conversion of the B Stock held by AOL, the exercise of the AOL Warrant, the exercise of the stock options granted to the Employees, the conversion of the B Stock held by AOL Time Warner and the conversion of the Tranche Notes, AOL Time Warner would beneficially own 162,208,071 shares of Class A Common Stock in the aggregate, or approximately 72.0% of the shares of Class A Common Stock currently outstanding. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options, AOL and AOL Time Warner would beneficially own approximately 40.6% and 48.2%, respectively, of the 336,812,130 shares of Class A Common Stock of AOL-LA that would be issued and outstanding.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Second Amended and Restated Stockholders' Agreement, the ODC Voting Agreement, the Second Amended and Restated AOL-ODC Registration Rights Agreement and the Conversion Voting Agreement (each as defined in Item 6 of the Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Cisneros Group. As of the date hereof, the Cisneros Group beneficially owns 4,000,000 shares of Class A Common Stock, 111,413,994 shares of Series C Preferred Stock, which represents all of such Series C Preferred Stock outstanding, and currently exercisable options to purchase 120,000 shares of Class A Common Stock. Shares of Series C Preferred Stock are convertible into AOL-LA's Class C Common Stock at any time, initially on

CUSIP No. 02365B100                                                Page 11 of 20


a one share-for-one share basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one share-for-one share basis. As of the date hereof, the Cisneros Group beneficially owns an aggregate of 115,533,994 shares of Class A Common Stock, or approximately 34.3% of the 336,812,130 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Cisneros Group.

     Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement and the Itau Voting Agreement (each as defined in Item 6 of the Statement), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itau Reporting Persons. As of the date hereof, the Banco Itau Reporting Persons beneficially own 35,937,840 shares of Class A Common Stock, or approximately 10.7% of the 336,812,130 shares of Class A Common Stock that would be issued and outstanding, assuming (i) the conversion of all B Stock and C Stock, (ii) the conversion of all of the Tranche Notes and (iii) the exercise and conversion of all outstanding warrants and stock options. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itau Reporting Persons.

     Other than as set forth herein, to the best of the Reporting Persons' knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons nor any of the Reporting Persons' executive officers or directors, beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons' knowledge, by any subsidiary or affiliate of the Reporting Persons or any of the Reporting Persons' executive officers or directors.

     References to, and descriptions of, the Second Amended and Restated Stockholders' Agreement, the Note Purchase Agreement, the Voting Agreements and the Second Amended and Restated AOL-ODC Registration Rights Agreement are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4 and Amendment No. 6 and are incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the Statement is hereby amended by deleting the last three paragraphs thereof and adding the following in lieu thereof:

     Subject to the terms of the Conversion Agreement, if the closing bid price of the Class A Common Stock on the SmallCap Market is at or above $0.19 on the Panel Decision Date (as defined in Item 4), then AOL and ODC will be obligated to convert a number of shares of Series B Preferred Stock and Series C Preferred Stock, as applicable, into Class A Common Stock as follows: (1) if the closing bid price is at least $0.21 on the Panel Decision Date, the number of shares of Series B Preferred Stock and Series C Preferred Stock to be converted on

CUSIP No. 02365B100                                                Page 12 of 20

the Panel Decision Date will be equal to the number of shares of Class A Common Stock required for the market value of all outstanding shares of Class A Common Stock after giving effect to the conversion to be equal to $40,000,000 or (2) if the closing bid price is below $0.21 but equal to or above $0.19, the number of shares of Series B Preferred Stock and Series C Preferred Stock to be converted on the Panel Decision Date will be that number which, after giving effect to the conversion, will cause the number of outstanding shares of Class A Common Stock to equal 190,476,190. The Proposed Conversion will be effected on a pro rata basis based on the total number of outstanding shares of B Stock, C Stock and Class A Common Stock held by each of AOL (including its wholly-owned affiliates and employees) and ODC (including its wholly-owned affiliates, employees and Gustavo A. Cisneros, Ricardo J. Cisneros and/or their lineal descendents, and/or any trusts for the benefit of such persons) as of October 3, 2002. In no event, however, will the number of shares of Series B Preferred Stock and Series C Preferred Stock converted into Class A Common Stock pursuant to the Conversion Agreement reduce either AOL's ownership of Series B Preferred Stock or ODC's ownership of Series C Preferred Stock to less than 57,360,818 shares and 52,339,482 shares, respectively. The Proposed Conversion, if consummated, will therefore not cause either AOL or ODC to lose their respective rights as holders of B Stock and C Stock as set forth in the Charter.


     Neither AOL nor ODC will be obligated to effect the Proposed Conversion on the Panel Decision Date pursuant to the terms of the Conversion Agreement, if, among other things: (i) the Listing Qualifications Panel issues a Conditional Decision (as defined in Item 4) on the Panel Decision Date, and such Conditional Decision is not accepted in writing by each of AOL and ODC on or before the Deferred Conversion Date; (ii) the representations and warranties of AOL-LA as set forth in the Conversion Agreement are inaccurate; (iii) AOL-LA fails to perform all its covenants, agreements and conditions set forth in the Conversion Agreement; (iv) immediately prior to, and immediately after giving effect to, the Proposed Conversion, AOL-LA will have met or will meet each requirement for continued listing on the SmallCap Market, except for (x) the $35,000,000 market value of listed securities requirement as set forth in the Rule and (y) the $1 minimum bid price per share requirement as set forth in NASDAQ Marketplace Rule 4310(c)(4) or (v) any action, suit, investigation or proceeding is pending against AOL-LA which would materially adversely affect the consummation of the transactions contemplated by the Conversion Agreement or the expected benefits of the Proposed Conversion.

     In the event that the terms of the Conditional Decision are accepted, neither AOL nor ODC will be obligated to effect the Proposed Conversion pursuant to the terms of the Conversion Agreement on the Deferred Conversion Date, unless, among other things: (i) the closing bid price of the Class A Common Stock is equal to or above $0.19 and (ii) the conversion on such date shall cause the market value of the outstanding Class A Common Stock, after giving effect to such conversion, to equal or exceed $35,000,000.

     Each of AOL, ODC or AOL-LA may immediately terminate the Conversion Agreement upon delivery of written notice to the other parties provided that:
(i) the closing bid price of a share of Class A Common Stock is less than $0.19 on the Panel Decision Date or, if applicable, the Deferred Conversion Date, (ii) the market value of the outstanding Class A Common Stock equals or exceeds $40,000,000 on the Panel Decision Date or, if applicable, the Deferred Conversion Date or (iii) the Proposed Conversion will not have taken place by March 31, 2003. In addition, AOL-LA may terminate the Conversion Agreement if, in its reasonable

CUSIP No. 02365B100                                                Page 13 of 20

judgment, the decision of the Listing Qualifications Panel would, among other things, significantly impair its ability to maintain continued listing of the Class A Common Stock on the SmallCap Market or realize the benefit of the Conversion Charter Amendment (as described below).

     After the Proposed Conversion, in accordance with the terms of the Conversion Agreement, AOL-LA will be required to take certain steps, subject to certain conditions, in order to amend its Charter to reduce the number of shares of B Stock and C Stock that each of AOL and ODC is required to own in order to maintain their respective class rights as holders of such stock (as described in Item 4 of the Statement). This amendment to the Charter (the "Conversion Charter Amendment") is Exhibit A to the Conversion Agreement, which is Exhibit 17 to Amendment No. 7. The ownership threshold applicable to each of AOL and ODC will be reduced by the number of shares of Series B Preferred Stock and Series C Preferred Stock that are converted into Class A Common Stock pursuant to the Conversion Agreement or converted in the future at the request of AOL-LA in order to meet the continued listing requirements of the NASDAQ Stock Market. Upon a sale or transfer by AOL or ODC to any person other than their wholly-owned affiliates (as defined in the Charter) of Class A Common Stock in an amount which exceeds the amount of Class A Common Stock previously acquired or acquired at any time in the future by AOL or ODC, as the case may be, other than through the conversion of B Stock or C Stock, as applicable, the required ownership thresholds of AOL or ODC, as applicable, will increase on a one-for-one basis until such threshold reaches its original amount.

     In connection with the Conversion Agreement, AOL Time Warner, AOL and ODC have entered into a voting agreement, dated as of October 3, 2002 (the "Conversion Voting Agreement"), pursuant to which each party thereto agrees to vote its shares of AOL-LA capital stock in favor of the Conversion Charter Amendment.

     References to, and descriptions of, the Note Purchase Agreement, the Second Amended and Restated AOL-ODC Registration Rights Agreement, the Second Amended and Restated Stockholders Agreement, the Voting Agreements, the Conversion Agreement, the Conversion Voting Agreement and the Conversion Charter Amendment are qualified in their entirety by reference to the copies of such documents included as exhibits to Amendment No. 4, Amendment No. 6 and Amendment No. 7, which are incorporated in this Item 6 in their entirety where such references and descriptions appear.

     To the best of the Reporting Persons' knowledge, except as described in the Statement and this Amendment No. 7, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of AOL-LA.

     The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated by reference.

CUSIP No. 02365B100                                                Page 14 of 20



Item 7. Material to be Filed as Exhibits

     Item 7 of the Statement is hereby amended by adding the following as the last two Exhibits thereof:



Exhibit Number     Description


    17. Preferred Stock Conversion Agreement, dated as of October 3, 2002, among America Online, Inc., Aspen Investments L.L.C., Atlantis Investments, L.L.C. and America Online Latin America, Inc. (filed as Exhibit 99.2 to America Online Latin America, Inc.'s Current Report on Form 8-K filed on
                   October 7, 2002 and incorporated by reference herein).


    18. Voting Agreement, dated as of October 3, 2002, among AOL Time Warner Inc., America Online, Inc., Aspen Investments L.L.C. and Atlantis Investments, L.L.C.

CUSIP No. 02365B100                                                Page 15 of 20

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2002



                                                    AOL TIME WARNER INC.



                                             By:    /s/ Wayne H. Pace
                                                    ----------------------------
                                             Name:  Wayne H. Pace
                                             Title: Executive Vice President and
                                                    Chief Financial Officer




                                                     AMERICA ONLINE, INC.



                                             By:      /s/ Joseph A. Ripp
                                                      --------------------------
                                             Name:    Joseph A. Ripp
                                             Title:   Vice Chairman and Acting
                                                      Chief Financial Officer

CUSIP No. 02365B100                                                Page 16 of 20

                                   SCHEDULE I

            ADDRESSES OF THE CISNEROS GROUP AND THE BANCO ITAU GROUP
                      AND THE BANCO ITAU REPORTING PERSONS



Atlantis Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Aspen Investments LLC
c/o Finser Corporation
550 Biltmore Way, Suite 900
Coral Gables, FL 33134

Banco Itau, S.A.
100 Praca Alfredo Egydio de Souza Aranha - Torre Itau S.A.
04344-902 Sao Paulo, Brazil

Banco Banerj, S.A.
Rua da Alfandega 28, 9th Floor
20070-000 Rio de Janeiro, Brazil

Itau Bank Limited
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 2582-GT
Grand Cayman
Cayman Islands, B.W.I.

Banco Itau, S.A.-Cayman Branch
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 2582-GT
Grand Cayman
Cayman Islands, B.W.I.

CUSIP No. 02365B100                                                Page 17 of 20


                                   SCHEDULE II
               DIRECTORS AND EXECUTIVE OFFICERS OF AOL TIME WARNER

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of AOL Time Warner. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 75 Rockefeller Plaza, New York, New York 10019.



Board of Directors
------------------

Name and Title                Present Principal Occupation
--------------                ----------------------------

Stephen M. Case               Chairman of the Board; AOL Time Warner Inc.
Richard D. Parsons            Chief Executive Officer; AOL Time Warner Inc.
Kenneth J. Novack             Vice Chairman; AOL Time Warner Inc.
R.E. Turner                   Vice Chairman; AOL Time Warner Inc.
Daniel F. Akerson             Chairman of the Board and Chief Executive Officer;
                              XO Communications, Inc.
                              11111 Sunset Hills Road
                              Reston, VA 20190
                              (a broadband and communications company)
James L. Barksdale            President and Chief Executive Officer of
                              Barksdale Management Corporation
                              800 Woodland Parkway
                              Suite 118
                              Ridgland, MS 39157
Stephen F. Bollenbach         President and Chief Executive Officer;
                              Hilton Hotels Corporation
                              9336 Civic Center Drive
                              Beverly Hills, CA 90210
Frank J. Caufield             Partner;
                              Kleiner Perkins Caufield & Byers
                              Four Embarcadero Center
                              San Francisco, CA 94111
                              (a venture capital partnership)
Miles R. Gilburne             Principal; ZG Ventures L.L.C.
                              1250 Connecticut Avenue
                              Washington, D.C. 20036
Carla A. Hills                Chairman and Chief Executive
                              Officer;
                              Hills & Company
                              1200 19th Street, NW
                              Washington, DC 20036
                              (international trade and investment
                              consultants)

CUSIP No. 02365B100                                                Page 18 of 20

Reuben Mark                   Chief Executive Officer;
                              Colgate-Palmolive Company
                              300 Park Avenue
                              New York, NY 10022
                              (consumer products)
Michael A. Miles              Former Chairman of the Board and
                              Chief Executive Officer of Phillip
                              Morris Companies Inc.; Director of
                              Various Companies
                              c/o AOL Time Warner Inc.
Franklin D. Raines            Chairman and Chief Executive
                              Officer;
                              Fannie Mae
                              3900 Wisconsin Avenue, NW
                              Washington, DC 20016-2806
                              (a non-banking financial services company)
Francis T. Vincent, Jr.       Chairman of Vincent Enterprises
                              and Director of Various Companies;
                              290 Harbor Drive
                              Stamford, CT 06902
                              (a private investment firm)

Executive Officers Who Are Not Directors
-----------------------------------------

Name                          Title and Present Principal Occupation
----                          --------------------------------------

Jeffrey A. Bewkes             Chairman, Entertainment & Networks Group;
                              AOL Time Warner Inc.
Don Logan                     Chairman, Media & Communications Group;
                              AOL Time Warner Inc.
Paul T. Cappuccio             Executive Vice President, General Counsel and
                              Secretary; AOL Time Warner Inc.
Adolf R. DiBiasio             Executive Vice President of Strategy and
                              Investments; AOL Time Warner Inc.
Patricia Fili-Krushel         Executive Vice President of Administration;
                              AOL Time Warner Inc.
Robert M. Kimmitt             Executive Vice President, Global & Strategic
                              Policy; AOL Time Warner Inc.
Kenneth B. Lerer              Executive Vice President; AOL Time Warner Inc.
Michael M. Lynton             Executive Vice President and President,
                              International; AOL Time Warner Inc.
Wayne H. Pace                 Executive Vice President and Chief Financial
                              Officer; AOL Time Warner Inc.
William J. Raduchel           Executive Vice President and Chief Technology
                              Officer; AOL Time Warner Inc.
Mayo S. Stuntz, Jr.           Executive Vice President; AOL Time Warner Inc.

CUSIP No. 02365B100                                                Page 19 of 20





                                  SCHEDULE III
            DIRECTORS AND EXECUTIVE OFFICERS OF AMERICA ONLINE, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online, Inc. unless otherwise noted, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166.



Board of Directors
------------------

Name and Title               Present Principal Occupation
--------------               ----------------------------

Paul T. Cappuccio            Executive Vice President, General Counsel and
                             Secretary;
                             AOL Time Warner Inc.
                             75 Rockefeller Plaza
                             New York, New York 10019
J. Michael Kelly             Chairman and Chief Executive Officer, AOL
                             International; America Online, Inc.
Wayne H. Pace                Executive Vice President and Chief Financial
                             Officer;
                             AOL Time Warner Inc.
                             75 Rockefeller Plaza
                             New York, New York 10019

Executive Officers Who Are Not Directors
----------------------------------------

Jonathan F. Miller           Chairman and Chief Executive Officer; America
                             Online, Inc.
Joseph A. Ripp               Vice Chairman and Acting Chief Financial Officer;
                             America Online, Inc.
Theodore J. Leonsis          Vice Chairman, Advanced Services Group; America
                             Online, Inc.
Randall J. Boe               Executive Vice President, General Counsel and
                             Secretary; America Online, Inc.
John Buckley                 Executive Vice President, Corporate Communications;
                             America Online, Inc.
James E. de Castro           President, Interactive Services; America Online,
                             Inc.
Martin R. Fisher             President, Technology Department; America Online,
                             Inc.
Lisa A. Hook                 President, AOL Anywhere/AOL Broadband; America
                             Online, Inc.
Michael M. Lynton            President, AOL International; America Online, Inc.
Joseph M. Redling            President, Marketing; America Online, Inc.
Robert B. Sherman            President, Interactive Marketing; America Online,
                             Inc.
Peter B. Ashkin              Executive Vice President, Technology Assessment;
                             America Online, Inc.
James P. Bankoff             Executive Vice President, Operations, Interactive
                             Services; America Online, Inc.
Joel M. Davidson             Executive Vice President, AOL Web Properties;
                             America Online, Inc.
David A. Gang                Executive Vice President, Product Marketing and
                             President, AOL Strategic Business Solutions;
                             America Online, Inc.
Matthew R. Korn              Executive Vice President, Network and Data Center
                             Operations; America Online, Inc.
David Lebow                  Executive Vice President, Programming and Strategy;
                             America Online, Inc.

CUSIP No. 02365B100                                                Page 20 of 20


Neil Smit                    Executive Vice President, Member Services; America
                             Online, Inc.
Thomas R. Colan              Senior Vice President, Controller and Treasurer;
                             America Online, Inc.

                                  EXHIBIT INDEX

 Exhibit Number     Description

 18. Voting Agreement, dated as of October 3, 2002, among AOL Time Warner Inc., America Online, Inc., Aspen Investments L.L.C., Atlantis Investments, L.L.C.